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SEC Mail Processing Section

APR 11 2017

Washington DC 412

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities Inc and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 North Orange Street, #729
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Reiling (302)-250-4261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett, & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth Street	Cincinatti	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 APR 12 AM 8:08 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, David J Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title


CHARLES M. SOBEL
MY COMMISSION
EXPIRES
Aug. 5, 2018
NOTARY PUBLIC
STATE OF DELAWARE

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary

Wilmington, DE

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary (a Delaware corporation) as of December 31, 2016, and the related notes to the consolidated financial statements. This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated statement of financial condition, the Company is a party to various legal actions and regulatory examinations. Those actions claim substantial damages as a result of alleged regulatory violations, breach of contract and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the regulatory examinations. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions and regulatory examinations are expected within the next year. Our opinion is not modified with respect to that matter.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 27, 2017

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2016

Assets:		
Cash and cash equivalents	$	951,127
Accounts receivable:		
Commissions		869,917
Receivables from Representitives		40,615
Receivable from affiliate		53,585
Advances		9,171
Prepaid expenses		56,405
Investments		27,070
Deposit with correspondent broker		29,335
Equipment and furnishings, at cost less accumulated depreciation of $41,241		43,710
	$	2,080,935
Liabilities and Stockholder's Equity:		
Commissions payable	$	916,940
Income taxes payable to parent company		51,494
Deferred Revenue		90,706
Accrued expenses		350,963
Accounts payable		92,986
Total liabilities		1,503,089
Stockholder's equity:		
Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares		100
Capital in excess of par value		679,317
Retained earnings (deficit)		(101,571)
		577,846
	$	2,080,935

See accompanying notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business operations

The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Delaware, Florida, Georgia, Indiana, Massachusetts, Maryland, Missouri, New Jersey, New York, Ohio, Oregon, Pennsylvania, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

The Company records revenues (commissions and brokerage expenses) in two ways. First Clearing revenues and brokerage expenses directly related to securities transactions are recorded on a trade date basis. First Clearing represents approximately 65% of the Company's annual revenue. Non-First Clearing business is recorded when Coastal receives payment for a change to an investment sold to a customer. Revenue for the Company's annual conference is recognized when the conference is held in September of each year. Prior to that all monies received for the conference are booked as deferred revenue.

Cash and cash equivalents

The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The Company had an allowance for doubtful accounts of $3,047 as of December 31, 2016.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred Revenue
The Company holds an annual conference in September of each year. Monies received in advance of the conference are booked to deferred revenue until the conference is held. As of December 31, 2016 the amount of deferred revenue received for the September 2017 conference is $79,500.

The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for four calendar quarters. The Company books funds received to deferred revenue until four calendar quarters are complete, then recognizes the amounts as revenue. As of December 31, 2106 the accumulated amount in deferred revenue is $11,206.

Equipment & Furnishings
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2017, the date these financial statements were available to be issued.

2. NOTE RECEIVABLE:

The Company wrote off to bad debt a $423,897 note receivable dated June 30, 2014 from an independent registered representative. No payments have been received on the note.

On December 31, 2014 the Company's relationship with this independent registered representative was terminated. Therefore, under the terms of the note, the outstanding principal and interest became immediately payable. If not paid immediately, any outstanding balance bears interest at 15% annually.

The firm has filed an arbitration claim to enforce the promissory note. Based on the current status of the arbitration claim, the company does not believe the Note has a reasonable chance of collection. See note 9 for status of arbitration claims.

3. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on

this account inures to the benefit of the Company.

4. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical assets (Level 1)	Total at December 31, 2016
Mutual fund	$ 27,037	$27,037
Common stock	$ 33	$ 33
	$27,070	$27,070

5. LEASE COMMITMENT:

The Company leases its main office facility in Wilmington, Delaware with monthly payments of $2,883 plus administrative charges through March 2018. The Company's future lease commitments under this lease are $34,596 for 2017 and $8,649 for 2018.

6. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2016, the Company's net capital requirement was $100,206. At December 31, 2016 the Company had net capital of $340,369 which was $240,163 in excess of the required amount, and aggregate indebtedness to net capital ratio was 4.4 to 1.

7. RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Orange Street. Orange Street has three other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), Coastal Risk Advisors, LLC ("CRA") and Coastal Insurance Consulting, LLC ("CIC"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. CIC is 50% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $148,031 in 2016. Prepaid errors and omissions insurance amounted to $24,990 at December 31, 2016.

During 2016, the Company paid $13,440 of miscellaneous operating expenses on behalf of CIC. CIC reimbursed the Company $8,484 for these payments. At December 31, 2016 the Company has a $4,956 receivables due from CIC.

During 2016 CEI paid $88,213 of miscellaneous operating expenses on behalf CIA. At December 31, 2016 the Company has a receivable due from CIA of $41,415 for the repayment of these expenses.

During 2016 CEI did not pay any expenses on behalf of CRA. CRA reimbursed the company the entire existing balance of $11,000. As of December 31, 2016 the Company did not have any outstanding balance with the Company.

During 2016, the Company did not pay any expenses on behalf of Orange Street. At December 31, 2016 the Company has a receivable due from Orange Street of $7,213 representing a outstanding balance from a prior year.

8. LITIGATION AND REGULATORY MATTERS

The Company is a co-respondent in an arbitration filed by a former Branch Principal of the firm. The claimant seeks damages of $3,810,000 against the respondents. Claimant alleges that the Company "undermined" his branch and set him up to fail, thereby breaching his contract with the Company. Management believes the allegations are without merit and intends to vigorously defend its position. The Company has filed a counterclaim against the Claimant to recoup its losses and two unpaid promissory notes described in note 2. The hearing is scheduled for March 7, 2017. Any loss that might occur in this arbitration cannot be estimated at this time.

The company is a respondent in a matter served on or about June 20, 2016 and pending in FINRA arbitration arising from allegations of theft from the firm's former president in the total amount of $128,000 among four claimants. The firm believes the claims are without merit as it concerns the firm and intends to vigorously contest the matter. Any loss that might occur in this arbitration cannot be estimated at this time.

The company is a respondent in a matter served on or about May 16, 2016 and pending in FINRA arbitration arising from allegations of theft from the firm's former president in the total amount of $39,000 among four claimants. The firm intends to vigorously contest the matter but feels it has exposure for $30,000 and has accrued for the majority of this amount.

The Company is a co-respondent in an arbitration matter filed by a customer of the firm. The claimant seeks damages of $340,664 against the respondents for the sale of life settlements in 2010. The theory of claim against the Company is failure to supervise the co-respondents business activity in this regard. Management of the Company believes the allegations are without merit and intends to vigorously defend its position. Additionally, the life settlement issuer, which has filed for Chapter 11 protection in the Texas Bankruptcy Court, has issued a plan of re-organization which has been approved by the Court. The plan will provide creditors such as the Claimant in this instant matter with 95% of her investment, the remaining 5% to be held in a trust pool for the benefit of the estate from which the Claimant may recover. The Claimant has arguably suffered no loss in the opinion of management, making the likelihood of the firm prevailing in this matter likely. This matter is scheduled for Arbitration on May 1, 2017.

The Company is also subject to a preference action filed by the US Trustee in Bankruptcy (District of TX) in the amount of $27,000 representing gross commissions paid out to the firm arising from the transaction mentioned immediately above. The firm believes the preference action is without merit and intends to vigorously contest the matter. Any loss that might occur in this arbitration cannot be estimated at this time.

The Company is subject to a FINRA investigation concerning its bond desk trading. FINRA's investigation has not concluded, but FINRA currently contends that the firm allegedly overcharged approximately $40,369.00 to its customers on certain trades. The firm disputes this amount and cannot at this time make a reasonable determination what amount, if any, FINRA will require the firm to refund to customers, as this investigation is on-going. The firm also cannot make a reasonable determination at this time whether a fine will be levied, and if so, the amount of any such fine. The firm feels an unfavorable outcome is probable and has accrued an estimated $156,000 for potential fines.

The Company is subject to an SEC investigation concerning alleged supervisory failures concerning the firm's former CEO, Michael Donnelly. The firm has currently attempting to resolve this matter with the agency's enforcement department before formal charges are filed. In the event the matter cannot be resolved, the SEC may file formal charges against the firm. At that time, the firm will assess the charges and make a determination with counsel on its best course of action, however, the firm cannot at this time reasonably assess the amount of any such fine the SEC would seek or the outcome of any such action. The firm feels an unfavorable outcome is probable and has accrued an estimated $45,000 for potential fines.

Coastal Investment Advisors, Inc. is subject to a Delaware Gross Receipts Tax collection in the amount of approximately $12,000, plus penalty and interest. The firm disputes the validity of the assessment in total because the firm believes it is exempt by statute. The firm retained counsel to dispute the tax assessment and the matter is pending. Outside counsel has not provided an opinion to the firm on the likelihood of success or failure of the dispute on the merits and the firm therefore cannot make a reasonable determination of the amount tax, if any, that must be paid.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

March 29, 2017

Costal Equities, INC
1201 North Orange
Street # 729
Wilmington, DE 19801

SEC File No. 8-40822

Dear Mr. Reiling:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on March 01, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

Sincerely,



Reschelle M. Samuels,
The Division of Trading & Markets